SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

______________

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED
IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND
(d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2
(AMENDMENT NO.   1)*

Pioneer Energy Services Corp.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

723664108

(CUSIP Number)

October 7, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)

[ ]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of such Act but shall be subject to all other provisions of such Act.

CUSIP No. 723664108
1	NAME OF REPORTING PERSONS Strategic Income Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 723664108
1	NAME OF REPORTING PERSONS American Beacon Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 723664108
1	NAME OF REPORTING PERSONS Resolute Investment Managers, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON HC

CUSIP No. 723664108
1	NAME OF REPORTING PERSONS American Beacon SiM High Yield Opportunities Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON IV

Item 1(a).	Name of Issuer:

Pioneer Energy Services Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1250 N.E. Loop 410, Suite 1000 San Antonio, TX

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed by: Strategic Income Management, LLC American Beacon Advisors, Inc. Resolute Investment Managers, Inc. American Beacon SiM High Yield Opportunities Fund

(each individually a “Reporting Person” and collectively the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A. Pursuant to the Joint Filing Agreement, the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of Strategic Income Management, LLC is: 1200 Westlake Ave. N. Suite 713 Seattle, WA 98109

The address of the principal business office of American Beacon Advisors, Inc., Resolute Investment Managers, Inc. and American Beacon SiM High Yield Opportunities Fund is:
220 East Las Colinas Blvd.
Suite 1200
Irving, TX 75039

Item 2(c).	Citizenship:

Strategic Income Management, LLC is a Washington limited liability company
American Beacon Advisors, Inc. is a Delaware corporation
Resolute Investment Managers, Inc. is a Delaware corporation
American Beacon SiM High Yield Opportunities Fund is a Massachusetts business trust

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 (the “Common Stock”)

Item 2(e).	CUSIP Number:

723664108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	An employee benefit plan or endowment fund in accordance with § 240.13d‑1(b)(1)(ii)(F);

	(g)	A parent holding company or control person in accordance with § 240.13d‑1(b)(1)(ii)(G);

	(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

	(k)	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Item 4.	Ownership.

(a)
Amount beneficially owned:
Strategic Income Management, LLC: 0 shares
American Beacon Advisors, Inc.: 0 shares
Resolute Investment Managers, Inc.: 0 shares
American Beacon SiM High Yield Opportunities Fund: 0 shares

	(b)	Percent of class: Strategic Income Management, LLC: 0% American Beacon Advisors, Inc.: 0% Resolute Investment Managers, Inc.: 0% American Beacon SiM High Yield Opportunities Fund: 0%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii)
Shared power to vote or to direct the vote:
Strategic Income Management, LLC: 0 shares
American Beacon Advisors, Inc.: 0 shares
Resolute Investment Managers, Inc.: 0 shares
American Beacon SiM High Yield Opportunities Fund: 0 shares

(iii) Sole power to dispose or to direct the disposition of: 0

(iv)
Shared power to dispose or to direct the disposition of:
Strategic Income Management, LLC: 0 shares
American Beacon Advisors, Inc.: 0 shares
Resolute Investment Managers, Inc.: 0 shares
American Beacon SiM High Yield Opportunities Fund: 0 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  October 27, 2021
Strategic Income Management, LLC

/s/ Tim Black
By: Tim Black
Title: Chief Executive Officer

American Beacon Advisors, Inc.

/s/ Christina E. Sears
By: Christina E. Sears
Title: Vice President, Compliance

Resolute Investment Managers, Inc.

/s/ Christina E. Sears
By: Christina E. Sears
Title: Vice President, Compliance

American Beacon SiM High Yield Opportunities Fund

/s/ Christina E. Sears
By: Christina E. Sears
Title: Chief Compliance Officer and Assistant Secretary

LIST OF EXHIBITS
Exhibit No.	Description

A	Joint Filing Agreement